1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

SHAYNA GILMORE

shayna.gilmore@dechert.com
+1 202 261 3362 Direct
+1 202 261 3091 Fax

February 23, 2018

Via Edgar

Ms. Samantha A. Brutlag
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:        HSBC Funds (File Nos. 033-07647 and 811-04782) (the “Registrant”)

Dear Ms. Brutlag,

This letter responds to the comments that you provided to Brenden Carroll and me in a telephonic conversation on Friday, February 2, 2018 regarding your review of Post-Effective Amendment No. 226 (“PEA No. 226”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 20, 2017. PEA No. 226 was filed on behalf of the Registrant for the purpose of making certain disclosure changes in connection with or resulting from the combination of the HSBC Emerging Markets Debt Fund (the “Fund”) and the HSBC Emerging Markets Local Debt Fund (the “Combination”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please supplementally provide to the Staff for its review completed fee and expense tables for the Fund.

Response: The completed fee and expense tables for the Fund are included in Appendix A.

2.

Comment: With respect to the “Summary Section—Fees and Expenses of the Fund,” please explain supplementally why the Fund’s “Total Annual Fund Operating Expenses” have been restated to reflect expenses expected to be incurred during the current fiscal year as indicated in the first footnote to the table.

Response: The Fund’s “Total Annual Fund Operating Expenses” have been restated to reflect: (i) the impact of using a “straight line” method to allocate certain expenses that are not directly attributable to any particular series of the Registrant, which was implemented by the Registrant (and each of its series) as of November 1, 2017; and (ii) the current expenses of the Fund as a result of the Combination.

3.

Comment: The “Summary Section—Principal Investment Strategies” for the Fund provides that “during the period of time the Adviser or its affiliates hold substantial amounts of seed capital of the Fund, due to applicable regulatory restrictions, the Fund may not be able to buy certain derivative instruments, including, but not limited to, non-deliverable foreign exchange forwards, credit default index swaps that are not subject to mandatory clearing, and zero coupon swaps.” Please explain supplementally the basis for this statement and limitation.

Response: The explanation for this statement is as follows: In late 2015, the U.S. Commodity Futures Trading Commission and the U.S. Prudential Regulators (Board of Governors of the Federal Reserve System, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, Farm Credit Administration and Federal Housing Finance Agency) finalized rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require certain entities trading over-the-counter uncleared swaps and security-based swaps to exchange minimum amounts of initial margin with many of their swap trading counterparties (“Initial Margin Rules”). The Initial Margin Rules came into effect in 2016.

On its own, the Fund would likely never have an average daily aggregate notional amount of uncleared swaps or security-based swaps exposure to meet the then-applicable threshold to be subject to the Initial Margin Rules. However, the Initial Margin Rules require that the average daily aggregate notional amount of all of an entity’s “margin affiliates” be counted together to determine if the threshold has been met. Where the Adviser or its affiliates hold substantial amounts of seed capital of the Fund, the Fund is considered to be its “margin affiliate.” The Adviser and its affiliates meet the applicable threshold amount for uncleared swap and security-based swap trading. As a result, the Initial Margin Rules apply to the Fund, so long as it remains a “margin affiliate” of the Adviser or its affiliates.

The Registrant understands that, at this time, fund custodians (including the Fund’s custodian) do not have the operational capabilities to facilitate compliance with the Initial Margin Rules. As a result, so long as the Fund is a “margin affiliate” of the Adviser or its affiliates, it cannot currently buy certain derivative instruments, which include, but are not limited to, non-deliverable foreign exchange forwards, credit default index swaps that are not subject to mandatory central clearing, and zero coupon swaps – all derivative instruments for which the Fund would be subject to the Initial Margin Rules.

4.

Comment: The “Summary Section—Principal Investment Strategies” for the Fund provides that “[t]he term ‘ emerging markets’ includes any country: (i) having an ‘emerging stock market’ as defined by the International Finance Corporation, (ii) with low- to middle-income economies according to the International Bank for Reconstruction and Development (the “World Bank”); or (iii) determined by the Adviser to be an emerging market.” Please clarify what criteria the Adviser uses (or would use) to determine in its discretion which countries it considers to be emerging markets.

Response: If a country is not deemed to be an emerging markets country based on the criteria described in (i) and (ii) above, the Adviser may determine, in its discretion (and consistent with its fiduciary duties), that the country is nonetheless an emerging markets country based on a number of factors. These factors include, but are not limited to, the country’s: governance standards, per capita income, level of business or industrial activity, growth trends and inflation rate, bond market liquidity, level of direct foreign investment, and level of maturity with respect to its capital markets. As disclosed in the “Summary Section—Principal Investment Strategies” section of the Prospectus, the Adviser would not currently consider the following countries to be emerging markets countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom, and the United States.

5.

Comment: Item 4(b)(2)(iii) of Form N-1A requires a fund to compare its performance against an “appropriate broad-based securities market index,” as defined in Instruction 5 to Item 27(b)(7). The Fund’s performance is compared against a composite of J.P. Morgan Emerging Markets Bond Index Global (50%) and J.P. Morgan Government Bond Index – Emerging Markets Global Diversified (50%). Please explain how the composite index qualifies as an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Adviser believes that a composite of J.P. Morgan Emerging Markets Bond Index Global (“EMBI Global”) (50%) and J.P. Morgan Government Bond Index – Emerging Markets Global Diversified (“GBI-EMGD”) (50%) is a more appropriate index against which to measure the Fund’s performance in light of the changes to the Fund’s investment strategies as a result of the Combination. As a result of the Combination, the Fund generally invests in both U.S. dollar denominated instruments as well as emerging market local currency denominated instruments. Accordingly, the Fund compares its performance to a composite of EMBI Global (50%) and GBI-EMGD (50%). The Fund respectfully submits that the Prospectus complies with Item 4(b)(2)(iii) because the Fund’s performance is measured against each of the EMBI Global and GBI-EMGD, both of which separately meet the definition of an “appropriate broad-based securities market index” under Form N-1A, as well as the composite of the EMBI Global (50%) and the GBI-EMGD (50%).

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Shayna Gilmore

Shayna Gilmore

cc:	Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

Jennifer Bergenfeld, Chief Legal Officer, HSBC Funds, and Senior Legal Counsel, HSBC Global Asset Management (USA) Inc.

David J. Harris, Dechert LLP

Brenden P. Carroll, Dechert LLP

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (load) Imposed on Purchases
(as a % of offering price)	4.75%	None
Maximum Deferred Sales Charge (load)
(as a % of amount redeemed)	None	None

Annual Fund Operating Expenses (expenses that you pay
each year as a percentage of the value of your investment)	Class A	Class I
Management Fee	0.50%	0.50%
Distribution (12b-1) Fee	0.00%	0.00%
Other Expenses:
Shareholder Servicing Fee	0.25%	0.00%
Other Operating Expenses	1.29%	1.19%
Total Other Expenses	1.54%	1.19%
Total Annual Fund Operating Expenses*	2.04%	1.69%
Fee Waiver and/or Expense Reimbursement**	1.19%	1.19%
Total Annual Fund Operating Expenses After Fee Waiver
and/or Expense Reimbursement	0.85%	0.50%
*	The Total Annual Fund Operating Expenses have been restated to reflect current expenses.
**

HSBC Global Asset Management (USA) Inc., the Fund’s investment adviser (“Adviser”), has entered into a contractual expense limitation agreement with the Fund (“Expense Limitation Agreement”) under which it will limit total expenses of the Fund (excluding interest, taxes, brokerage commissions, extraordinary expenses and estimated indirect expenses attributable to the Fund’s investments in investment companies) to an annual rate of 0.85% for Class A Shares and 0.50% for Class I Shares. Any amounts contractually waived or reimbursed by the Adviser will be subject to repayment by the Fund to the Adviser within three years to the extent that the repayment will not cause the Fund’s operating expenses to exceed the contractual expense limit that was in effect at the time of such waiver or reimbursement. The expense limitation shall be in effect until March 1, 2019. The Expense Limitation Agreement shall terminate upon the termination of the Investment Advisory Contract between HSBC Funds (the “Trust”) and the Adviser, or it may be terminated upon written notice to the Adviser by the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example takes the Fund’s Expense Limitation Agreement into account for the first year only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$558	$974	$1,416	$2,641
Class I Shares	$ 51	$416	$ 806	$1,898